BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com


02002721

December 12, 2001

Securities & Exchange Commission
Division of Corporate Finance
Room 3026, 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Buck Lake Ventures Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1669

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since October 3, 2001:

A. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended September 30, 2001 with relevant Quarterly report on BC Form 51-901F.

B. Copies of news releases issued during the relevant period.

C. Copies of BC Forms 45-902F (formerly Forms 20) filed with the British Columbia Securities Commission.

D. Copies of Reports on the Distribution of Securities filed with the Ontario Securities Commission.

E. Copies of BC Forms 53-901F (formerly Forms 27) filed with the British Columbia and Alberta Securities Commissions.

dlw 1/31

F. Copies of Canadian Venture Exchange letters of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: 

GWEN WEGNER
Paralegal

Enclosures

82-1669

BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: X **Schedule A**
X **Schedules B & C**
(Place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: Buck Lake Ventures Ltd.

ISSUER ADDRESS: 501 - 905 West Pender Street
Vancouver, BC V6C 1L6

ISSUER TELEPHONE NUMBER: (604) 646-2770
ISSUER FAX NUMBER: (604) 669-5886

CONTACT PERSON: Ray Roland
CONTACT'S POSITION: President
CONTACT TELEPHONE NUMBER: (604) 646-2770
CONTACT E-MAIL ADDRESS: news@bucklakeventures.com

WEB SITE ADDRESS: http://www.bucklakeventures.com

FOR QUARTER ENDED: September 30, 2001

DATE OF REPORT: November 26, 2001

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

NAME OF DIRECTOR	SIGNATURE	DATE SIGNED (YY/MM/DD)
Ray Roland	*"Ray Roland"*	2001/11/29
Leeta Drinovz	*"Leeta Drinovz"*	2001/11/29

(Signatures for this Form should be entered in TYPED form)

BUCK LAKE VENTURES LTD.
QUARTERLY REPORT
September 30, 2001

Schedule A: Financial Statements
- See consolidated financial statements attached

Schedule B: Supplementary Information

1. *Analysis of expenses and deferred costs*

For the current fiscal year-to-date:

General and Administrative
- See consolidated financial statements attached

Deferred exploration costs:

Acquisition costs	$ 120,000
Geological consulting	183,714
Assay and lab work	2,592
	$ 306,306

2. *Related party transactions*

Aggregate amount of expenditures made to parties not at arm's-length: $ 66,728

3. *Summary of securities issued and options granted during the quarter*

(a) The following common shares were issued during the quarter:

Date of Issue	Type	Number of Shares Issued	Price per Share	Total Proceeds	Type of Consideration	Commission
July 4, 2001	Options	100,000	$0.21	$ 21,000	Cash	N/A
August 8, 2001	Private placement	800,000	$0.25	$ 200,000	Cash	$8,000
August 8, 2001	Private placement	857,142	$0.35	$ 299,999	Cash	$8,000
Sept. 16, 2001	Property payment	16,666	$0.45	$ 7,500	Property	N/A
Sept. 17, 2001	Debt settlement	750,000	$0.33	$ 248,626	Debt	N/A
Sept. 26, 2001	Options	70,000	$0.21	$ 14,700	Cash	N/A

Schedule B: Supplementary Information - Page 2

(b) The following options were granted during the quarter:

Date	Number	Optionee	Price	Expiry Date
July 6, 2001	80,000	T.A.Tour Advertising and Golf Productions Ltd.	$0.40	July 6, 2003
July 6, 2001	20,000	David Dicaire	$0.40	July 6, 2003
July 6,2001	75,000	Thomas Peterson	$0.40	July 6,2003
July 6, 2001	57,250	Raymond Roland	$0.40	July 6, 2003
July 6, 2001	57,250	Selkirk Angler's Guide Service Ltd	$0.40	July 6, 2003

4. *Summary of securities as at September30, 2001 :*

a) Authorized share capital - 100,000,000 common shares without par value.

b) A total of 12,444,004 shares have been issued for a total of $5,280,438

c) Options, warrants and convertible securities outstanding as at September 30, 2001:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	192,833	$0.21	February 21, 2002
Options	360,972	$0.15	July 18, 2002
Options	81,714	$0.21	February 8, 2003
Options	289,500	$0.40	July 6, 2003
Warrants	3,076,923	$0.26	June 27, 2002
Warrants	857,143	$0.23	October 24, 2002
Warrants	600,000	$0.33	May 22, 2003
Warrants	800,000	$0.33	August 8, 2003
Warrants	857,142	$0.50	August 8, 2003

d) As at September 30, 2001, 250,000 common shares were held in escrow by the company's transfer agent.

5. *List of directors and officers as of November 29, 2001:*

R. Roland	Director/President
L. Drinovz	Director/ Assistant Corporate Secretary
D. Brooks	Director
K.Shaw	Director
A. Pauwels	Vice President, Exploration
J.Rizzuti	Corporate Secretary

Schedule C: Management Discussion
- See Attached

SCHEDULE "C" MANAGEMENT DISCUSSION

RESULTS OF OPERATIONS

The Issuer is a venture company whose shares are listed and called for trading on the Canadian Venture Exchange. During the period ended September 30, 2001, The Issuer continued preliminary exploration of the Buck Lake (the "Buck Lake Project") and Bo Lake (the "Bo Lake Project") Platinum/ Palladium projects..

Exploration and development expenditures of $ 186,306 on the Buck Lake and Bo Lake Projects were reported during the period ended September 30, 2001. The Issuer incurred a net loss of $351,866 ($0.03 per share) for the period ended September 30, 2001 compared to a net loss of $202,574 ($0.03 per share) for the period ended September 30, 2000. The increase in net loss for the most recent period is primarily due to general and administrative expense increases associated with increased acquisition, exploration and development activities.

RESOURCE PROPERTIES

The Issuer is active in acquiring, exploring and developing properties with Platinum Group Element (PGE) mineralization. The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. The Issuer considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des Iles mine, is found within Archean mafic to ultramafic intrusions which are considered by geologists to form a circular structure in the area approximately 30 km diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located on this structure.

Buck Lake Project Claims – Ontario

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles palladium mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 118 claim units or 18.88 square kilometres.

The Issuer optioned the initial claims on the Buck Lake project from two prospectors. They hold a 2.5% NSR royalty, half of which The Issuer may purchase for $500,000.

The Lac Des Iles deposit is one of the largest of its type in the world and confirms the potential of northwestern Ontario, and the Lac Des Iles area in particular as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac Des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t

Platinum and 2.78 g/t Palladium with subsequent clearing and partial sampling of the discovery area returning samples up to 8.36 g/t Palladium+Platinum+Gold within a significant zone of brecciation. Most of the samples represent weathered rock. Most recently, in the fall of 2001 samples collected from 'freshly' blasted pits have yielded up to 31.6 g/t Palladium, 2.89 g/t Platinum, , 0.64 g/t Gold, 1.93% Copper and 9.96% Nickel.

Trenching at the discovery indicates the Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

Preliminary indications are that these two significant PGE discoveries may be part of one large PGE structure of continuous PGE mineralization.

Bo Lake Platinum/Palladium Claims – Ontario

After reviewing a number of properties in the Lac des Iles area, on April 26, 2000, The Issuer acquired an interest in the Bo Lake Property, another PGE property that is believed to be located on the northwestern side of the circular geologic structure in the area. This property is located approximately 20 km northwest of the Lac des Iles palladium mine and 10 km north of the Buck Lake Project.

Under the Option Agreement, The Issuer may acquire a 100% interest in Bo Lake Property by making cash payments totaling $ 155,000 over 5 years, issuing 100,000 shares and incurring $31,200 in exploration prior the March 12, 2002 with an additional $31,200 in exploration prior to March 12, 2003. The vendor retains a 3.0% NSR, half (1.5%) of which can be purchased at anytime for $1,500,000.

The Bo Lake Property consists of 109 claim units totaling 17.44 square kilometers. Results of an airborne magnetic and electro magnetic geophysical survey indicate that the property covers a 2 km by 3 km airborne magnetic anomaly. Preliminary exploration and past non- PGE exploration work on Bo Lake Property suggests that this magnetic anomaly represents a mafic-ultramafic intrusive body with significant amounts of sulphides – excellent indicators for PGE mineralization.

The Issuer consulting geologists consider the Bo Lake Property to be a highly prospective PGE target.

Effective October 26, 2000 the Issuer entered into a joint venture agreement with Pacific Topaz Resources Ltd. Pacific Topaz has been granted an option to acquire up to a 50-per-cent interest in Bo Lake Platinum Group Element (PGE) Property for the joint venture of this property. To acquire a 50% interest in the Bo Lake PGE Property, Pacific Topaz must issue 100,000 shares and commit to $500,000 in exploration over 3 years and pay a portion of all future property payments to the optionor. The original optionor of the Bo Lake PGE Property retained a 3.0 % NSR, one quarter (0.75%) of which can be purchased by Pacific Topaz at anytime for $750,000. The Pacific Topaz/Buck Lake agreement was accepted for filing by the Canadian Venture Exchange.

The Issuer and Pacific Topaz Resources are in the process of conducting a prospecting and ground geophysical program on the Bo Lake Property.

SUBSEQUENT EVENTS

On November 7, 2001 The Issuer announced that they had entered into option agreements to purchase 100% interests in the East Dog River and Mirage Lake Properties from William Richmond and William Morehouse, the original prospectors of the Buck Lake Property.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by Buck Lake Ventures' consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion.

The property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. It is a mafic-ultramafic intrusion similar in composition to the Lac Des Iles Intrusive Complex which hosts the Lac Des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

The Issuer intends to explore the East Dog River Property for its potential to host platinum-palladium-copper-nickel mineralization similar to that discovered at the Buck Lake Property.

To earn 100% of the property, subject to a 2.0% NSR, The Issuer must issue 30,000 shares and pay $5,000upon acceptance for filing of the option agreement by the Canadian Venture Exchange. The East Dog River Property consists of 19 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

The Mirage Lake Property is a base metal prospect located approximately 10 kilometres northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer exploration will target a Volcanogenic Massive Sulphide (VMS) copper/zinc deposit at this property. The Mirage Lake Property comprises 18 claim units and is 2.88 square km in size or approximately 288 hectares.

OPTIONS

During the period the company granted employees and directors 386,214 share purchase options entitling the holders thereof the right to purchase one common share for each option held. Of this total, 289,500 were set @$0.40 to expire July 6, 2003, and 96,714 @$0.21 to expire February 8, 2003.

Subsequent to period-end on additional 319,381 share purchase options were granted to employees and directors @$0.36 per share to expire October 17, 2003.

The Canadian Venture Exchange has accepted these option for filing.

FINANCING

The following private placements were closed during the period:

1. 600,000 units @$0.25 closed in May 2001 included 84,000 flow through units. Each unit consists of one common share and one common share purchase warrant entitling the holder to purchase one additional common share of The Issuer for $0.33 for 2 years. The Issuer is using the proceeds of the private placement for exploration and general corporate purposes.
2. 800,000 units @$0.25 closed in August 2001 included 120,000 flow through units. Each unit consists of one common share and one common share purchase warrant entitling the holder to purchase one additional common share of The Issuer for $0.33 for 2 years. The Issuer is using the proceeds of the private placement for exploration and general corporate purposes.
3. 857,142 units @$0.35 closed in August 2001 included 164,286 flow through units. Each unit consists of one common share and one common share purchase warrants entitling the holder to purchase one additional common share of The Issuer for $0.50 for 2 years. The Issuer is using the proceeds of the private placement for exploration and general corporate purposes.

During the period 10,000 share purchase options were exercised @$0.15 for proceeds of $1,500 and 215,000 share purchase options were exercised @$0.21 for proceeds to the company of $45,150.

Subsequent to the period end the company announced a private placement of up to $175,000 consisting of up to 500,000 units at a price of $0.35 each. Each unit will consist of one common share and common share purchase warrant entitling the holder to purchase one additional common share of the company @$0.50 for 2 years. A portion of the private placement will be issued on a flow through basis. Proceeds will be used for exploration and general corporate purposes.

RELATED PARTY TRANSACTIONS

During the period ended September 30, 2001, The Issuer incurred $66,728 in related party transactions. Of this amount $27,000 was for consulting fees, $22,500 for management fees and the remainder for interest.

MANAGEMENT

The Company's Board of Directors currently consists of R. Roland, D. Brooks, L. Drinovz and K. Shaw. Mr. R.Roland is the President and Chief Executive Officer of the Company.

INVESTOR RELATIONS ACTIVITIES

Amir Lawrence Aboulhosn provided corporate public relations services to the Issuer on a month-to-month basis for a monthly remuneration of $2,500 from March 2, 2001 until May 31, 2001. The agreement with Mr. Aboulhosn was accepted for filing by the Canadian Venture Exchange.

OUTLOOK

The Issuer intends to proceed with the exploration and development of all of its properties and also continues to seek out additional acquisitions.

BUCK LAKE VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2001 and 2000

(Unaudited - Prepared by Management)

BUCK LAKE VENTURES LTD.
CONSOLIDATED BALANCE SHEETS
September 30, 2001 and 2000
(Unaudited – Prepared by Management)

ASSETS

	September 30, 2001	December 31,2000
Current		
Cash and cash equivalents	$ 87,420	$ 439,400
Accounts receivable and advances	124,556	16,288
Marketable securities	11,000	11,000
Prepaid expense	3,381	3,006
	226,357	469,694
Capital Assets	36,876	-
Resource property costs	640,248	77,817
	$ 903,481	$ 547,511

LIABILITIES

	September 30, 2001	December 31,2000
Current		
Accounts payable – Note 4	$ 552,698	$ 821,637
Advances payable	5,138	5,138
Loan payable	50,000	-
	607,836	826,775

SHAREHOLDERS' EQUITY (DEFICIENCY)

	September 30, 2001	December 31,2000
Share capital – Note 2	5,280,438	4,353,663
Deficit	(4,984,793)	(4,632,927)
	295,645	(279,264)
	$ 903,481	$ 547,511

APPROVED BY DIRECTORS:

"Ray Roland" Director *"Leeta Drinovz"* Director

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
CONSOLIDATED STATEMENTS OF DEFICIT
(Unaudited - Prepared by Management)

	3RD QUARTER Nine-month period Ended September 30th 2001	2000
DEFICIT, BEGINNING OF THE PERIOD	$ 4,632,927	$ 4,221,107
NET LOSS	351,866	202,574
DEFICIT, END OF THE PERIOD	$ 4,984,793	$ 4,423,681

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.

CONSOLIDATED STATEMENTS OF LOSS

(Unaudited - Prepared by Management)

	3RD QUARTER Three-month period Ended September 30th		YEAR-TO-DATE Nine-month period Ended September 30th	
	2001	2000	**2001**	2000
Administrative Expenses				
Amortization	$ 1,553	$ 142	$ 1,553	$ 460
Consulting	2,500	-	2,500	-
Interest – Note 3	7,074	28,045	39,292	76,290
Investor relations	-	124	8,750	18,124
Filing fees	8,756	3,832	18,095	11,052
Professional fees	104,003	9,159	132,997	36,870
Office and miscellaneous	17,793	(20)	33,251	11,795
Management fees – Note 3	7,500	7,500	22,500	22,500
Property investigation	-	-	-	5,343
Rent	10,500	4,500	31,500	13,500
Shareholder communication fees	9,000	-	27,000	-
Transfer agent	2,536	1,045	3,872	4,314
Travel & promotion	12,685	740	33,404	3,417
Net loss before other	183,900	55,067	354,714	203,665
Other				
Interest and miscellaneous income	(1,018)	-	(2,848)	-
Write-down of accounts payable	-	-	-	(1,091)
Net loss for the period	$ 182,882	$ 55,067	$ 351,866	$ 202,574
Loss per share	$ 0.02	$ 0.03	$ 0.03	$ 0.03

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

	3RD QUARTER Three-month period Ended September 30th		YEAR-TO-DATE Nine-month period Ended September 30th	
	2001	2000	**2001**	2000
Operating Activities				
Net loss for the period	$ (182,882)	$ (55,067)	$ (351,866)	$ (202,574)
Add (deduct) items not affecting cash:				
Amortization	1,553	142	1,553	460
Gain on write-down of accounts payable	-	-	-	(1,091)
	(181,329)	(54,925)	(350,313)	(203,205)
Changes in non-cash working capital balances related to operations:				
Accounts receivable and advances	(90,594)	(4,259)	(108,268)	(18,300)
Prepaid expense	375	308	(375)	(552)
Accounts payable	(108,410)	11,804	(268,939)	134,940
	(379,958)	(47,072)	(727,895)	(87,117)
Investing Activities				
Acquisition of resource properties	(100,050)	(27,000)	(120,000)	(42,000)
Acquisition of capital assets	(26,261)	-	(38,429)	-
Deferred exploration costs	(75,830)	(34,291)	(186,306)	(200,504)
Payments received per JV agreement	-	59,000	-	179,000
	(202,141)	(2,291)	(344,735)	(63,504)
Financing Activities				
Common shares issued	517,750	27,000	670,650	657,000
Increase in loan payable	-	-	50,000	-
	517,750	27,000	720,650	657,000
Increase (Decrease) in cash during the period	(64,349)	(22,363)	(351,980)	506,379
Cash, beginning of the period	151,769	528,926	439,400	184
Cash, end of the period	$ 87,420	$ 506,563	$ 87,420	$ 506,563

Non-cash Transactions – Note 3

SEE ACCOMPANYING NOTES

BUCK LAKE VENTURES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2001 and 2000
(Unaudited – Prepared by Management)

Note 1 **Interim Reporting**

While the information presented in the accompanying interim three and nine months ended September 30, 2001 financial statements are unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2000 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2000 financial statements.

Note 2 **Share Capital**

(a) Authorized:
100,000,000 common shares without par value.

(b) Issued:

	# of shares	$
Balance, December 31, 1999	13,885,016	3,463,515
Share consolidation	(9,256,678)	-
Pursuant to the exercise of stock options at $0.45	66,666	30,000
Pursuant to the private placement at $0.195	3,076,923	600,000
Less: finders fees	-	(19,400)
Pursuant to the private placement at $0.175	857,143	150,000
Pursuant to the debt settlement at $0.22	466,126	102,548
Pursuant to the property payment at $0.27	100,000	27,000
Balance, December 31, 2000	9,195,196	4,353,663
Pursuant to the property payment	16,666	7,500
Pursuant to the property termination agreement	750,000	248,626
Pursuant to the exercise of stock options at $0.15	10,000	1,500
Pursuant to the exercise of stock options at $0.21	215,000	45,150
Pursuant to the private placement at $0.25	1,400,000	350,000
Pursuant to the private placement at $0.35	857,142	299,999
Less: finders fees	-	(26,000)
Balance September 30, 2001	12,444,004	5,280,438

Note 2 **Share Capital – cont'd**

At September 30, 2001, the company's transfer agent held 250,000 common shares in escrow. The release of these shares is subject to regulatory approval. Any shares not released by March 13, 2003 will be cancelled.

(c) Commitments:

Share Purchase Warrants

At September 30, 2001, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
3,076,923	$0.26	June 27, 2002
857,143	$0.23	October 24, 2002
600,000	$0.33	May 22, 2003
800,000	$0.33	August 8, 2003
857,142	$0.50	August 8, 2003
6,191,208		

Share Purchase Options

The company has granted share purchase options to directors and employees of the company to purchase common shares of the company. These options are granted with an exercise price equal to the market price of the company's stock at the date of the grant. The summary of the status of the stock option plan as of September 30, 2001 and 2000 and changes for the periods ending on those dates is as follows:

	#	Weighted Average Price
Options exercisable and outstanding September 30, 2000	833,805	$ 0.26
Granted	96,714	$ 0.21
Granted	289,500	$ 0.40
Exercised	(10,000)	$ 0.15
Exercised	(215,000)	$ 0.21
Expired	(70,000)	$ 0.21
Options exercisable and outstanding, September 30, 2001	925,019	$ 0.24

At September 30, 2001 there were 995,019 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Note 2 Share Capital – (cont'd)

Share Purchase Options - (cont'd)

Number of Options	Exercise Price	Expiry Date
192,833	$0.21	February 21, 2002
360,972	$0.15	July 18, 2002
81,714	$0.21	February 8, 2003
289,500	$0.40	July 6, 2003
925,019		

Note 3 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. During the nine months ended September 30, 2001:

i) the company issued 16,666 common shares valued at $7,450 in respect to a resource property acquisition.

ii) the company issued 750,000 shares valued at $248,626 pursuant to the Termination Agreement with LMX Resources Ltd.

Note 4 Related Party Transactions

The company was charged the following amounts by directors of the company or companies with directors in common:

	2001	2000
Interest	$ 17,228	$ 9,275
Management fees	22,500	22,500
Consulting	27,000	-
	$ 66,728	$ 31,775

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At September 30, 2001, accounts payable includes $38,496 (December 31,2000: $257,119) due to directors of the company or companies with directors in common.

Note 5 Subsequent Events

Subsequent to September 30, 2001:

(a) the company entered into an option agreement to acquire a 100% interest in the East Dog River nickel/ platinum/ palladium property in the Las Des Iles area near Thunder Bay, Ontario. To earn 100% of the property, subject to a 2.0% NSR, Buck Lake must issue 30,000 shares and pay $5,000 upon acceptance for filing of the option agreement by the Canadian Venture Exchange. The Canadian Venture Exchange accepted for filing the option agreement.
(b) the company entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/ zinc located approximately 10 kilometres northwest of Buck Lake – Heaven Lake greenstone belt.. To earn 100% of the property, subject to a 2.0% NSR, Buck Lake must issue 30,000 shares and pay $5,000 upon acceptance for filing of the option agreement by the Canadian Venture Exchange. The Canadian Venture Exchange accepted for filing the option agreement.
(c) the company agreed to an 500,000 unit private placement at $0.35 per unit for gross proceeds of $175,000. Each unit will consist of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.50 per share for two years. A portion of the private placement will be issued on a flow-through basis. A finder's fee will be payable in cash on a portion of the private placement. The private placement and finders' fee are subject to acceptance for filing by the Canadian Venture Exchange.
(d) the company granted incentive stock options on 319,381 shares of the company's capital stock, exercisable up to two years at a price of $0.36 per share. The options granted are subject to acceptance for filing by the Canadian Venture Exchange.
(e) the company issued 60,000 common shares valued at $ 15,000 in respect to a resource property acquisition.

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
October 17, 2001

12g3-2(b): 82-1669
Standard & Poor's Listed

ANDRE M. PAUWELS, P.GEO, APPOINTED VICE-PRESIDENT, EXPLORATION

Buck Lake Ventures Ltd. is very pleased to announce the appointment of Andre M. Pauwels, P.Geo, to the position Vice-President, Exploration.

Mr. Pauwels was formerly Exploration Manager, Cominco Ltd. Mr. Pauwels' accomplishments span more than 30 years and 4 continents. His broad exploration experience and success with an emphasis on new projects will be applied to Buck Lake Ventures' projects, including the Buck Lake Platinum/Palladium and Nickel Property in the Lac des Iles area of Ontario. A respected corporate strategist, his extensive global experience formulating and negotiating business terms for exploration projects including joint ventures, will play a key role in the development of the Buck Lake Property.

Mr. Pauwels' global experience includes selection, evaluation, design, and management related to base metal, gold, copper, zinc, and platinum group metal properties. Mr. Pauwels responsibilities with Cominco included acquisitions, the negotiation of joint ventures, and monitoring the world zinc exploration business. In addition to his exploration duties, Mr. Pauwels managed Cominco's portfolio of junior resource shares.

He is credited with identifying and acquiring several major, successful projects for Cominco. His experience with Platinum Group Metals exploration in Canada began in 1970.

Mr. Pauwels will be working with management to achieve the maximum potential of the Buck Lake Property through systematic exploration and the application of resource development strategies.

Buck Lake Ventures is actively exploring its Buck Lake Platinum/Palladium Nickel Property near the Lac des Iles Mine in Ontario, Canada. Exploration results include recent samples of pyroxenite taken from the bedrock assaying 31.6 grams per ton palladium, 2.82 grams per ton platinum, 9.96% nickel and 1.53% copper. The results of these samples taken from blast pits in



the Main Discovery Area support the belief that the Buck Lake Intrusion is the premier exploration target for PGE's in North America and holds very significant nickel potential. Buck Lake's location, geology, and exploration results are the foundation of its high potential for hosting economic quantities of Nickel, Platinum/Palladium and other minerals.

Buck Lake Ventures also announces that it has granted Incentive Stock Options on 319,381 shares of the Company's capital stock, exercisable up to two (2) years at a price of $0.36 per share which price is not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount. The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

BUCK LAKE VENTURES LTD.

Per: ____________________
Raymond Roland, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

82-1669

02 JAN 25 AM 8:07

BUCK LAKE VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886
Website: www.bucklakeventures.com
E-mail: ir@bucklakeventures.com

Trading Symbol: BUC
November 7, 2001

12g3-2(b): 82-1669
Standard & Poor's Listed

BUCK LAKE AGREES TO ACQUIRE ADDITIONAL PROPERTIES IN LAC DES ILES AREA

East Dog River Nickel/ Platinum/ Palladium Property

Buck Lake Ventures Ltd. ("BUC") is pleased to announce that it has entered into an option agreement to acquire a 100% interest in the East Dog River nickel/ platinum/ palladium property in the Lac Des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by BUC's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion.

High-grade nickel and palladium values have been discovered on the Buck Lake Intrusion from samples of bedrock exposed by shallow blasting, with the highest grab sample from fresh bedrock exposed by shallow blasting assaying 31.6 grams per ton palladium, 2.82 grams per ton platinum, 1.53% copper and 9.96% nickel.

The Lac des Iles area is an important exploration area for platinum/ palladium. It is a proven mining area hosting the Lac des Iles Mine, one of two primary platinum/ palladium mines in North America. Platinum and palladium mineralization in the area is found on mafic- ultramafic intrusions located on the "Ring of Fire", a circular geologic structure of platinum and palladium bearing intrusions. The Lac Des Iles Mine and the Buck Lake Discovery are located on the Ring of Fire.

The recent 9.96% nickel result from Buck Lake is consistent with expected exploration results from the geological model being developed for platinum, palladium, copper and nickel mineralization on the property.

This nickel discovery significantly increases the economic potential of the property.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to

be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac Des Iles Intrusive Complex which hosts the Lac Des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

The East Dog River Property will be explored for its potential to host platinum-palladium-copper-nickel mineralization similar to that discovered at the Buck Lake Property.

The East Dog River Property was optioned from two well-known, very respected Thunder Bay prospectors, Mr. Bill Richmond and Mr. Bill Morehouse. Mr. Richmond and Mr. Morehouse made the initial platinum/ palladium mineralization discovery at Buck Lake. To earn 100% of the property, subject to a 2.0% NSR, BUC must issue 30,000 shares and pay $5,000 upon acceptance for filing of the option agreement by the Canadian Venture Exchange. The East Dog River Property consists of 19 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

Mirage Lake Copper/ Zinc Property

BUC has also optioned the Mirage Lake copper/ zinc property from Mr. Richmond and Mr. Morehouse under identical terms. The Mirage Lake Property is a base metal prospect located approximately 10 kilometres northwest of Buck Lake in the Bo Lake - Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. BUC's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 18 claim units and is 2.88 square km in size or approximately 288 hectares.

BUC continues to review potential acquisitions in the area.

Private Placement

In conjunction with the acquisitions BUC also announces that it has agreed to a private placement of up to $175,000 consisting of up to 500,000 units at a price of $0.35 each. Each unit will consist of one common share and one common share purchase warrant with each warrant entitling the holder to purchase an additional common share of BUC for $0.50 for two years. A portion of the private placement will be issued on a flow-through basis. A finder's fee will be payable in cash on a portion of the private placement. The private placement is conditional on the closing of the East Dog River Property and the proceeds of the private placement will be used for exploration and general corporate purposes.

The East Dog River and Mirage Lake option agreements, the private placement and the finder's fee are subject to acceptance for filing by the Canadian Venture Exchange.

BUCK LAKE VENTURES LTD.

Per: *"Raymond Roland"*
Raymond Roland, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

82 - 1669

This is the form required under section 139 of the Securities Rules or, where required, under an order issued under section 76 of the *Securities Act.*

BC FORM 45-902F (Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security made under Section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, R.S.B.C. 1996, c. 418, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97, or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed.

   Buck Lake Ventures Ltd.
   Name of issuer
   501 - 905 West Pender Street, Vancouver, BC V6C 1L6
   Address
   (604) 682-7159
   Telephone Number

2. State whether the issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   Incentive Stock Options – 289,500 common shares exercisable at a price of $0.40 per share on or before July 6, 2003.

4. Date of the distribution(s) of the security.

   September 25, 2001.

5. Specify the section(s) of the Act or the Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.

Section of the Act/Rules/ BCI	Number of Securities
74(2)(9) of the Act	214,500 shares
BCI 45-507	75,000 shares

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
David Dicaire 2512 Mica Place Coquitlam, BC V3E 3K7	20,000	$0.40	$8,000 (if exercised)	74(2)(9) of the Act
Raymond Roland 305 - 1132 Haro Street Vancouver, BC V6E 1C9	57,250	$0.40	$22,900 (if exercised)	74(2)(9) of the Act
Selkirk Angler's Guide Service Ltd. (Leeta Drinovz) 407 - 2173 West 7th Avenue Vancouver, BC V6K 1V5	57,250	$0.40	$22,900 (if exercised)	74(2)(9) of the Act
Thomas R. Peterson 1805 - 1188 Quebec Street Vancouver, BC V6A 4B3	75,000	$0.40	$30,000 (if exercised)	BCI 45-507
T.A. Tour Advertising and Golf Productions Ltd. (Gwen Wegner) 407 - 2575 Ware Street Abbotsford, BC V2S 3E2	80,000	$0.40	$32,000 (if exercised)	74(2)(9) of the Act

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

$115,800.

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)	Name of Purchaser
N/A			

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

N/A.

10. If the distribution was under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

N/A.

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

N/A.

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 3rd day of October, 2001.

Buck Lake Ventures Ltd.
Name of issuer *(please print)*



Signature of authorized signatory

Raymond Roland, President
Name and office of authorized signatory *(please print)*

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is BC Form 45-903F1 for an individual purchaser and BC Form 45-903F2 for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section (74)(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 26 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97. Cheques should be made payable to the "*British Columbia Securities Commission*".

This is the form required under section 139 of the Securities Rules or, where required, under an order issued under section 76 of the *Securities Act.*

BC FORM 45-902F (Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security made under Section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, R.S.B.C. 1996, c. 418, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97, or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed.

Buck Lake Ventures Ltd.
Name of issuer
501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Address
(604) 682-7159
Telephone Number

2. State whether the issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

Incentive Stock Options - 319,381 common shares exercisable at a price of $0.36 per share on or before October 17, 2003.

4. Date of the distribution(s) of the security.

November 6, 2001.

5. Specify the section(s) of the Act or the Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.

Section of the Act/Rules/ BCI	Number of Securities
74(2)(9) of the Act	179,381 shares
BCI 45-507	140,000 shares

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Kirk Shaw #103 - 1675 Hornby Street Vancouver, BC V6Z 2M3	30,000	$0.36	$10,800 (if exercised)	74(2)(9) of the Act
André M. Pauwels 4900 Mariposa Court Richmond, BC V7C 2J9	100,000	$0.36	$36,000 (if exercised)	74(2)(9) of the Act
Anthony J. Beruschi Enterprises Ltd. (Anthony Beruschi) 501 - 905 West Pender Street Vancouver, BC V6C 1L6	100,000	$0.36	$36,000 (if exercised)	BCI 45-507
Clint Brickner Box 749 Dawson City, YT Y0B 1G0	10,000	$0.36	$3,600 (if exercised)	74(2)(9) of the Act
Eveleigh Geological Consulting (Aubrey Eveleigh) 309 Court Street S. Thunder Bay, ON P7B 2Y1	40,000	$0.36	$14,400 (if exercised)	BCI 45-507
T.A. Tour Advertising and Golf Productions Ltd. (Gwen Wegner) 407 - 2575 Ware Street Abbotsford, BC V2S 3E2	39,381	$0.36	$14,177.16 (if exercised)	74(2)(9) of the Act

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

$96,977.16 (if exercised).

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the

name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)	Name of Purchaser
N/A			

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

   N/A.

10. If the distribution was under section 128(h) of the Rules, state

    (a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

    N/A.

    (b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

    N/A.

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 7th day of November, 2001.

Buck Lake Ventures Ltd.
Name of issuer *(please print)*



Signature of authorized signatory

Raymond Roland, President
Name and office of authorized signatory *(please print)*

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is BC Form 45-903F1 for an individual purchaser and BC Form 45-903F2 for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section (74)(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 26 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97. Cheques should be made payable to the "*British Columbia Securities Commission*".

This is the form required under section 139 of the Securities Rules or, where required, under an order issued under section 76 of the *Securities Act.*

BC FORM 45-902F (Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security made under Section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, R.S.B.C. 1996, c. 418, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97, or, if applicable, by an order issued under section 76 of the *Securities Act.*

1. Name, address and telephone number of the issuer of the security distributed.

   Buck Lake Ventures Ltd.
   Name of issuer
   501 - 905 West Pender Street, Vancouver, BC V6C 1L6
   Address
   (604) 682-7159
   Telephone Number

2. State whether the issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   60,000 common shares.

4. Date of the distribution(s) of the security.

   November 16, 2001.

5. Specify the section(s) of the Act or the Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.

   74(2)(18) of the Act

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
William J. Richmond 413 Lillian Street Thunder Bay, ON P7A 1J4	30,000 common shares	$0.25 (deemed)	$7,500	74(2)(18) of the Act
William D. Morehouse 9 – 540 Red River Road Thunder Bay, ON P7B 1G7	30,000 common shares	$0.25 (deemed)	$7,500	74(2)(18) of the Act

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

Nil.

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)	Name of Purchaser
N/A			

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

N/A.

10. If the distribution was under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

N/A.

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

N/A.

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 21st day of November, 2001.

Buck Lake Ventures Ltd.
Name of issuer *(please print)*



Signature of authorized signatory

Raymond Roland, President
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if

applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is BC Form 45-903F1 for an individual purchaser and BC Form 45-903F2 for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section (74)(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 26 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97. Cheques should be made payable to the "*British Columbia Securities Commission*".

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

October 17, 2001

Item 3. **Press Release**

Press Release dated October 17, 2001 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the appointment of Andre M. Pauwels, P.Geo, as Vice-President, Exploration. The Issuer also announces the grant of stock options.

Item 5. **Full Description of Material Change**

The Issuer is very pleased to announce the appointment of Andre M. Pauwels, P.Geo, to the position Vice-President, Exploration.

Mr. Pauwels was formerly Exploration Manager, Cominco Ltd. Mr. Pauwels' accomplishments span more than 30 years and 4 continents. His broad exploration experience and success with an emphasis on new projects will be applied to the Issuer's projects, including the Buck Lake Platinum/Palladium and Nickel Property in the Lac des Iles area of Ontario. A respected corporate strategist, his extensive global experience formulating and negotiating business terms for exploration projects including joint ventures, will play a key role in the development of the Buck Lake Property.

Mr. Pauwels' global experience includes selection, evaluation, design, and management related to base metal, gold, copper, zinc, and platinum group metal

properties. Mr. Pauwels responsibilities with Cominco included acquisitions, the negotiation of joint ventures, and monitoring the world zinc exploration business. In addition to his exploration duties, Mr. Pauwels managed Cominco's portfolio of junior resource shares.

He is credited with identifying and acquiring several major, successful projects for Cominco. His experience with Platinum Group Metals exploration in Canada began in 1970.

Mr. Pauwels will be working with management to achieve the maximum potential of the Buck Lake Property through systematic exploration and the application of resource development strategies.

The Issuer is actively exploring its Buck Lake Platinum/Palladium Nickel Property near the Lac des Iles Mine in Ontario, Canada. Exploration results include recent samples of pyroxenite taken from the bedrock assaying 31.6 grams per ton palladium, 2.82 grams per ton platinum, 9.96% nickel and 1.53% copper. The results of these samples taken from blast pits in the Main Discovery Area support the belief that the Buck Lake Intrusion is the premier exploration target for PGE's in North America and holds very significant nickel potential. Buck Lake's location, geology, and exploration results are the foundation of its high potential for hosting economic quantities of Nickel, Platinum/Palladium and other minerals.

The Issuer also announces that it has granted Incentive Stock Options on 319,381 shares of the Issuer's capital stock, exercisable up to two (2) years at a price of $0.36 per share which price is not lower than the last closing price of the Issuer's shares prior to this announcement less the applicable discount. The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 24th day of October, 2001.



Raymond Roland, President

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Buck Lake Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

November 7, 2001

Item 3. **Press Release**

Press Release dated November 7, 2001 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces entering into agreements to acquire two additional properties in the Lac Des Iles area near Thunder Bay, Ontario. The Issuer also announces a private placement of its securities.

Item 5. **Full Description of Material Change**

East Dog River Nickel/ Platinum/ Palladium Property

The Issuer is pleased to announce that it has entered into an option agreement to acquire a 100% interest in the East Dog River nickel/ platinum/ palladium property in the Lac Des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by the Issuer's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is

similar in composition and may have been part of the Buck Lake Intrusion.

High-grade nickel and palladium values have been discovered on the Buck Lake Intrusion from samples of bedrock exposed by shallow blasting, with the highest grab sample from fresh bedrock exposed by shallow blasting assaying 31.6 grams per ton palladium, 2.82 grams per ton platinum, 1.53% copper and 9.96% nickel.

The Lac des Iles area is an important exploration area for platinum/ palladium. It is a proven mining area hosting the Lac des Iles Mine, one of two primary platinum/ palladium mines in North America. Platinum and palladium mineralization in the area is found on mafic- ultramafic intrusions located on the "Ring of Fire", a circular geologic structure of platinum and palladium bearing intrusions. The Lac Des Iles Mine and the Buck Lake Discovery are located on the Ring of Fire.

The recent 9.96% nickel result from Buck Lake is consistent with expected exploration results from the geological model being developed for platinum, palladium, copper and nickel mineralization on the property.

This nickel discovery significantly increases the economic potential of the property.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac Des Iles Intrusive Complex which hosts the Lac Des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

The East Dog River Property will be explored for its potential to host platinum-palladium-copper-nickel mineralization similar to that discovered at the Buck Lake Property.

The East Dog River Property was optioned from two well-known, very respected Thunder Bay prospectors, Mr. Bill Richmond and Mr. Bill Morehouse. Mr. Richmond and Mr. Morehouse made the initial platinum/ palladium mineralization discovery at Buck Lake. To earn 100% of the property, subject to a 2.0% NSR, the Issuer must issue 30,000 shares and pay $5,000 upon acceptance for filing of the option agreement by the Canadian Venture Exchange. The East Dog River Property consists of 19 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

Mirage Lake Copper/ Zinc Property

The Issuer has also optioned the Mirage Lake copper/ zinc property from Mr. Richmond and Mr. Morehouse under identical terms. The Mirage Lake Property is a base metal prospect located approximately 10 kilometres northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 18 claim units and is 2.88 square km in size or approximately 288 hectares.

The Issuer continues to review potential acquisitions in the area.

Private Placement

In conjunction with the acquisitions the Issuer also announces that it has agreed to a private placement of up to $175,000 consisting of up to 500,000 units at a price of $0.35 each. Each unit will consist of one common share and one common share purchase warrant with each warrant entitling the holder to purchase an additional common share of the Issuer for $0.50 for two years. A portion of the private placement will be issued on a flow-through basis. A finder's fee will be payable in cash on a portion of the private placement. The private placement is conditional on the closing of the East Dog River Property and the proceeds of the private placement will be used for exploration and general corporate purposes.

The East Dog River and Mirage Lake option agreements, the private placement and the finder's fee are subject to acceptance for filing by the Canadian Venture Exchange.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 19th day of November, 2001.



Leeta Drinovz, Director

82-1669

November 6, 2001

Fax: 669-5886

Douglas E. Eacrett
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Douglas E. Eacrett

Dear Sir\Madame:

Re: Buck Lake Ventures Ltd. (the "Company") - Submission #68998

We acknowledge receipt of your letter dated October 23, 2001 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
Kirk Shaw	30,000
André M. Pauwels	100,000
Anthony J. Beruschi Enterprises Ltd. (Anthony J. Beruschi)	100,000
Clint Brickner	10,000
Eveleigh Geological Consulting (Aubrey Eveleigh)	40,000
T.A. Tour Advertising and Golf Productions Ltd. (Gwen Wagner)	39,381

The options are exercisable up to October 17, 2003 at a price of $0.36 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7:
"In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met, with respect to shareholder approval.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX: (604) 844-7502 / EMAIL: mhaer@cdnx.com.

Yours truly,



Malki Haer
Analyst
Corporate Finance

MH\nl

cc: British Columbia Securities Commission, Attention: Corporate Finance
Buck Lake Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\798042\1

82-1669

November 16, 2001

Fax: 669-5886

Douglas E. Eacrett
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Douglas E. Eacrett

Dear Sirs\Mesdames:

Re: BUCK LAKE VENTURES LTD. ("BUC")
Property-Asset Acquisition - Submission #69496

This is to confirm that the CDNX has accepted for filing documentation pertaining to the acquisition of nineteen mineral claims known as the East Dog Property (64 km north of Thunder Bay, Ontario). The consideration involved is payment totaling $5,000 and 30,000 common shares of the company. The consideration is payable to William Richmond and William Morehouse.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX: (604) 844-7502 / EMAIL: mhaer@cdnx.com.

Yours truly,



Malki Haer
Analyst
Corporate Finance

MH\nl

cc: British Columbia Securities Commission, Attention: Corporate Finance
Buck Lake Venturres Ltd..

File: ::ODMA\PCDOCS\DOCP\804579\1

82-1669



November 16, 2001

Fax: 669-5886

Douglas E. Eacrett
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Douglas E. Eacrett

Dear Sirs\Mesdames:

Re: BUCK LAKE VENTURES LTD. ("BUC")
Property-Asset Acquisition - Submission #69495

This is to confirm that the CDNX has accepted for filing documentation pertaining to the acquisition of eighteen mineral claims known as the Mirage Lake Property (located 85 km north of Thunder Bay, Ontario). The consideration involved is payments totaling $5000 and 30,000 common shares of the issuer. The consideration is payable to William Richmond and William Morehouse.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX: (604) 844-7502 / EMAIL: mhaer@cdnx.com.

Yours truly,

Malki Haer
Analyst
Corporate Finance

MH\nl

cc: British Columbia Securities Commission, Attention: Corporate Finance
Buck Lake Venturres Ltd..

File: ::ODMA\PCDOCS\DOCP\804587\1